Securities and Exchange Commission
Washington D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month ended February 28, 2006

Olicom A/S
(Translation of registrant’s name into English)
Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Item 1. Financial Information
Item 2. Exhibits
Signatures
Press Releases

Olicom A/S
Form 6-K
Item 1. Financial Information
     Olicom A/S (“Olicom”) has announced that the Securities and Exchange Commission (the “Commission”) entered an order on February 15, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), revoking the registration of the common shares of Olicom effective on entry of the order.
     As a result of the entry of the order, Olicom will no longer be required to make, and does not anticipate making, filings of annual or other reports pursuant to Section 13(a) of the Exchange Act. Accordingly, information regarding Olicom contained in those reports, including financial information, will no longer be available on the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, and common shares in Olicom will no longer be considered to be registered with the Commission.
     Subsequent to the entry of the Commission’s order, no member of a national securities exchange, broker or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of common shares in Olicom.
     A copy of the Commission’s order is available on the Commission’s Web site at http://www.sec.gov/litigation/admin/34-53309.pdf.
     See attached press releases with respect to the foregoing..
Item 2. Exhibits
     Exhibit 99.1 Press Releases issued by the Company on February 17, 2006.

Signatures
The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S
Date: February 17, 2006	By:	Boje Rinhart
Boje Rinhart
Chief Executive Officer